

June 4, 2020

Yves R. Michel
Chief Executive Officer
GME Innotainment, Inc.
208 East 51st Street, Suite 170
New York, NY 10022

> **Re: GME Innotainment, Inc.**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Response Letter Dated May 28, 2020**
> **File No. 024-11139**

Dear Mr. Michel:

We have reviewed your May 28, 2020 response to our May 26, 2020 comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

May 28, 2020 Response Letter to May 26, 2020 Comment Letter

Notes to the Financial Statements
Note 15. Subsequent Events, page 78

1. We note from your response to our prior comment 2 that the information in Note 15 was as of the filing of the financials as prepared and filed with the OTC Markets originally on April 30, 2020 and amended on May 7, 2020 and as such has not been updated. However, as an SEC filer, ASC 855-10-25-1A requires you to evaluate subsequent events through the date the financial statements are issued. Therefore, Note 15 should be updated to include the significant stock issuances made after December 31, 2019. Also, MD&A should be revised to include the nature of all significant stock issuances made after December 31, 2019. Please revise accordingly.

You may contact Claire Erlanger, Staff Accountant, at 202-551-3301 or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Andrew Coldicutt, Esq